Filing under Rule 425 under
the Securities Act of 1933
and deemed filed under Rule 14a-12
of the Securities Exchange Act of 1934

Filing by: Vision-Sciences, Inc.
Subject Company: Uroplasty, Inc.
SEC File No. of Vision-Sciences, Inc.: 000-20970

Uroplasty

VISION® sciences

Creating a Medical Device Company Positioned for Growth

December 22, 2014

Forward-Looking Statements

This presentation includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as "anticipate," "expect," "plan," "could," "may," "will," "believe," "estimate," "forecast," "goal," "project," and other words of similar meaning. Forward-looking statements in this presentation include, but are not limited to, statements about the benefits of the transaction; expected revenue growth rates; the expected timing of the completion of the transaction; and the combined company's plans, objectives, expectations and intentions with respect to future operations, products and services. Each forward-looking statement contained in this presentation is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, uncertainties as to the timing of the transaction; uncertainties as to whether Uroplasty shareholders and Vision-Sciences shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of either company's control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Uroplasty and Vision-Sciences may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on each company's respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company's capital resources; and the risks identified under the heading "Risk Factors" in Uroplasty's Annual Report on Form 10-K, for the fiscal year ended March 31, 2014, filed with the Securities and Exchange Commission ("SEC") on June 9, 2014, and Vision-Sciences' Annual Report on Form 10-K for the fiscal year ended March 31, 2014, filed with the SEC on May 30, 2014, as well as both companies' subsequent Quarterly Reports on Form 10-Q and other information filed by each company with the SEC. Uroplasty and Vision-Sciences caution investors not to place considerable reliance on the forward-looking statements contained in this presentation.

You are encouraged to read Uroplasty's and Vision-Sciences' filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this presentation speak only as of the date of this presentation, and Uroplasty and Vision-Sciences undertake no obligation to update or revise any of these statements. Uroplasty's and Vision-Sciences' businesses are subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

On Today's Call

Uroplasty + VISION sciences

Rob Kill

Uroplasty Chairman and CEO

Howard Zauberman

Vision-Sciences President and CEO

Brett Reynolds

Uroplasty Chief Financial Officer

Today's Announcement

Uroplasty + Vision Sciences

Uroplasty and Vision-Sciences Agree to Merge in All-Stock Combination, Creating a Medical Device Company Positioned for Growth

- COGENTIX MEDICAL -

- Reserved Symbol (Nasdaq: CGNT) -

- Headquarters in Minnetonka, MN -

- Merger expected to accelerate growth of combined companies -

- Expands innovative product offerings in Urology -

- Creates platform for growth in addressable $1.3 Billion flexible endoscopy market -

The first step in the creation of an innovative medical device company positioned for growth with greater scale, a stronger financial profile and potential for 15% sustainable revenue growth beginning year two

Urology Market Dynamics

- Costs of practice are rising while reimbursement is relatively stable
- Patient population with urologic disorders is predominantly beyond middle age (> 55 years); growth in the senior population, along with the large volume of chronic conditions, is increasing patient demand
- Lack of effective therapies for many conditions; market seeking innovative new diagnostic and therapeutic solutions to address unmet treatment needs
- Forecasted shortage of urologists (450 annual retirees "replaced" by 280 annual graduates) in combination with increasing demand highlights need for improved efficiency

By 2020, some project urology as the most "in-demand" specialty

Uroplasty at a Glance

Company Summary

- Founded in 1992
- NASDAQ: UPI
- HQ in Minnetonka, MN
- FY14 revenue: $24.6M
- 119 team members at 9/30/14

Total Revenue



$25,000
$20,000
$15,000
$10,000
$5,000
$0
$20,562
$22,418
$24,577
$22,949
$25,600
FY 2012
FY 2013
FY 2014
TTM (9/30/13)
TTM (9/30/14)

Note: 3/31 Fiscal Year End

Proprietary Products



Urgent PC



Macroplastique

Product Revenue Mix



UPC
Macroplastique & Other
$30.0
$20.0
$10.0
$0.0
60%
40%
52%
48%
44%
56%
39%
61%
FY 2011
FY 2012
FY 2013
FY 2014

Vision-Sciences at a Glance

Company Summary

- Founded in 1987
- NASDAQ: VSCI
- HQ in Orangeburg, NY
- FY14 revenue: $17.1M
- 98 team members at 9/30/14

Total Revenue



$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$16,686
$15,287
$17,108
$15,772
$17,250
FY 2012
FY 2013
FY 2014
TTM (9/30/13)
TTM (9/30/14)

Note: 3/31 Fiscal Year End

Proprietary Technology Platform



Flexible Endoscopes

Reusable, high performance imaging (fiber-optic and video)



EndoSheath Technology

Sterile, disposable microbial barrier



Processor

All-in-one, integrated Digital Processing Unit (videoscope platform)

Uroplasty

VISION sciences

Vision-Sciences EndoSheath Innovation


Working channel
Camera
Light source

Conventional Endoscope


Sterile, disposable EndoSheath technology with working channel
Light source
Camera
Light source
Endoscope without working channel

VSCI Unique Concept


Light source
Working channel
Camera
Light source
Sterile, disposable EndoSheath technology

VSCI EndoSheath Endoscope

Innovative technology ensures an
"always ready, always sterile" endoscope

Vision-Sciences Comparative Reprocessing

Conventional Process

- **Pre-Cleaning** – 3 sub-steps
- **Leak Testing** – 6 sub-steps
- **Cleaning** – 7 sub-steps
- **Disinfection/Sterilization** – 8 sub-steps
- **Drying** – 3 sub-steps

27 steps

45 minutes

Our Process

- **Pre-Cleaning/Cleaning** (Enzymatic wipe-down / water rinse)
- **Disinfection/Sterilization** (Clean with alcohol wipe)
- **Drying** (Air dry)



3 steps

under 10 minutes

Uroplasty

VISION sciences

Terms of the Merger

- All-stock transaction
- Uroplasty shareholders to own 62.5% and Vision-Sciences shareholders to own 37.5% upon completion of the merger (on diluted basis, excluding shares issuable upon conversion of notes and warrants held by Vision-Sciences' Board Chairman, which were amended in connection with the merger agreement)
- 3.6331 exchange ratio
- Transaction subject to customary closing conditions, including both companies' shareholder approvals
- Expected to close in the first half of calendar 2015
- Board of Directors will be comprised of the 5 existing Uroplasty board members and 3 representatives from the existing Vision-Sciences board

Cogentix Medical Financial Profile

- $41.7 million in fiscal year 2014
  - $24.6 million for Uroplasty
  - $17.1 million for Vision-Sciences
- Accelerating future revenue growth
  - TTM revenue growth of 10.9%
  - 11% to 14% revenue growth anticipated for fiscal year beginning April 1, 2015
  - 15% sustainable revenue growth anticipated beginning in second fiscal year
- Synergies
  - Expanded product portfolio expected to increase direct sales force productivity
  - Cost synergies, such as public company and other G&A costs, of approximately $1 million
  - Completion of integration planning necessary before we are able to provide further guidance on total synergies

Cogentix Medical Growth Strategy

Leverage Our Assets

Depth & Breadth of Leadership Team

Distribution Platform

44 U.S. Sales Reps – Uroplasty
12 U.S. Sales Reps - Vision Sciences
8 International Sales Reps
Distributor Relationships

Functional Expertise

Sales
Marketing
Regulatory
Quality
Reimbursement

Organic Growth + Expanded Product Portfolio

Licensing & acquisition opportunities exist to add underperforming yet innovative assets

COGENTIX MEDICAL to exploit…

Poor execution
Due to weak leadership and sales teams

Inability to fund sales teams and R&D

Orphaned technologies
Often within larger organizations

Balance sheet inefficiencies
The wrong capital structure

New technologies ready for commercialization
Our sales organization can get to market more quickly

Cogentix Medical Growth Strategy

Organic Growth

+

Expanded Product Portfolio

↓

Goals

Acquire innovative assets at attractive valuations

Accelerate revenue growth to 15% for products in portfolio

Reward shareholders through improved valuation

↓

Metrics

Anticipated near-term revenue of ~ $50 million

Aspire to $100 million of revenue within three years

Uroplasty

VISION sciences

Summary

- Expected Benefits to Shareholders
  - Creates Medical Device company positioned for growth
    - Greater scale and stronger financial profile
    - Accelerated revenue growth anticipated by leveraging existing capacity of Uroplasty sales team
  - Expands product offerings in Urology
  - Extends platform for growth in addressable $1.3 Billion flexible endoscopy market

- Next Steps
  - Subject to Uroplasty and Vision-Sciences shareholder approval
  - Expected to close in the first half of 2015

Your Questions

Cogentix Medical

Uroplasty + Vision sciences

Uroplasty + VISION sciences

For additional information, please contact:

EVC GROUP

DOUG SHERK
DSHERK@EVCGROUP.COM
415.652.9100

BRIAN MOORE
BMOORE@EVCGROUP.COM
310.579.6199

JANINE MCCARGO (MEDIA)
JMCCARGO@EVCGROUP.COM
646.688.0425

UROPLASTY & VISION-SCIENCES

BRETT REYNOLDS
CFO, UROPLASTY
BRETT.REYNOLDS@UROPLASTY.COM
952.426.6152

GARY SIEGEL
VP-FINANCE, VISION-SCIENCES
GARY.SIEGEL@VISIONSCIENCES.COM
845.848.1085

WWW.UROPLASTY.COM

WWW.VISIONSCIENCES.COM

Important Additional Information About This Transaction and Where to Find It

In connection with the proposed merger, Vision-Sciences plans to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Uroplasty and Vision-Sciences that also constitutes a prospectus of Vision-Sciences. Uroplasty and Vision-Sciences will make the joint proxy statement/prospectus available to their respective shareholders. **Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information.** The registration statement, definitive joint proxy statement/prospectus and other documents filed by Uroplasty and Vision-Sciences with the SEC will be available free of charge at the SEC's website (www.sec.gov) and from Uroplasty and Vision-Sciences. Requests for copies of the joint proxy statement/prospectus and other documents filed by Uroplasty with the SEC may be made by contacting Brett Reynolds, Senior Vice President, Chief Financial Officer by phone at (952) 426-6152 or by email at brett.reynolds@uroplasty.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Vision-Sciences may be made by contacting Gary Siegel, Vice President, Finance by phone at (845) 848-1085 or by email at gary.siegel@visionsciences.com.

Uroplasty, Vision-Sciences, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Uroplasty's and Vision-Sciences' respective shareholders in connection with the proposed transaction. Information about the directors and executive officers of Uroplasty and their ownership of Uroplasty stock is set forth in Uroplasty's annual report on Form 10-K for the fiscal year ended March 31, 2014, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on July 22, 2014. Information regarding Vision-Sciences' directors and executive officers is contained in Vision-Sciences' annual report on Form 10-K for the fiscal year ended March 31, 2014 and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on June 17, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Uroplasty and Vision-Sciences may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Uroplasty and Vision-Sciences shareholders will be included in the joint proxy statement/prospectus filed with the SEC.